SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      for the year ended December 31, 2002

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        for the transition period from   to


Commission file number              1-11507
                       -----------------------------------------------------


                             JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN


                             JOHN WILEY & SONS, INC.
                       111 River Street, Hoboken, NJ 07030

                 John Wiley & Sons, Inc. Employees' Savings Plan

                   Index to Financial Statements and Schedules



                                                                                          Page No.

       Reports of Independent Public Accountants                                             1 - 2

       Statements of Net Assets Available for Benefits
        as of December 31, 2002 and 2001                                                         3

       Statement of Changes in Net Assets  Available  for                                        4
       Benefits  for the Year Ended December 31, 2002

       Notes to Financial Statements                                                         5 - 8

       Supplemental Schedules:*

         Schedule H, Line 4i -   Schedule of Assets (Held at End of Year),
                                 as of December 31, 2002                                         9


       Signature                                                                                10

       Exhibits:

       23     Consent of Independent Public Accountants                                         11

       99.1 Certification Pursuant to U.S.C. Section 1350,                                      12
            As Adopted Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002

       99.2 Certification  Pursuant to U.S.C. Section 1350, 13 As Adopted                       13
             Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002




     * - Schedules required by Form 5500. Those that are not applicable are not included.

                          Independent Auditors' Report


To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on this statement in their report dated March 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/ KPMG LLP

New York, New York
June 20, 2003

The following report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated March 25, 2002, rendered on the Plan year 2001 financial statements. The SEC provided regulatory relief designed to allow public companies to dispense with the requirement that they file a consent of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a re-issued report or consent from Andersen and, accordingly, should you wish to pursue claims against Andersen in connection with those financial statements, your ability to seek remedies and obtain relief against Andersen may be impaired.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
John Wiley & Sons, Inc.
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and schedules are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable 5% transactions (Schedules I and II) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Arthur Andersen LLP

New York, New York
March 25, 2002

                                      - 3 -


                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001



                                                   2002                2001
                                                   ----                ----

     Investments, at Fair Value (Note 3)         $73,762,287        $77,307,159
     Participant Loans                             1,510,735          1,578,708
                                                 -----------        -----------

         Total Investments                        75,273,022         78,885,867
                                                  ----------         ----------

     Receivables:
         Participant Contributions                   265,588            381,226

         Employer Contributions                       95,042            131,521
                                                  ----------          ---------

         Total Receivables                           360,630            512,747
                                                  ----------         ----------

    Net Assets Available for Benefits            $75,633,652        $79,398,614
                                                  ==========         ===========


The accompanying notes are an integral part of the financial statements.

                                      - 4 -


                 John Wiley & Sons, Inc. Employees' Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2002


Additions:
       Interest and dividend income                                                    $ 1,497,772
       Interest on participant loans                                                        92,642
       Contributions:
         Participant                                                                     7,838,732
         Employer                                                                        2,325,968
                                                                                         ---------
         Total contributions                                                            10,164,700
                                                                                        ----------

         Total Additions                                                                11,755,114
                                                                                        ----------

Deductions:
       Realized and unrealized depreciation on investments: (Note 3)
         Net realized loss from investment transactions                                  1,135,931
         Unrealized loss on investments                                                 10,046,153
                                                                                        ----------
         Net depreciation in fair value of investments                                  11,182,084
       Benefit payments                                                                  4,303,557
       Cancelled loans of terminated participants                                           34,435
                                                                                        ----------

         Total Deductions                                                               15,520,076
                                                                                        ----------

Net Decrease                                                                             3,764,962

Net Assets Available for Benefits, beginning of year                                    79,398,614
                                                                                        ----------

Net Assets Available for Benefits, end of year                                         $75,633,652
                                                                                       ===========





The accompanying notes are an integral part of the financial statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)  Description of the Plan:

     The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended. Employees should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

     General -

     The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Administration  -

     The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan. The Company's Board of Directors appoints the members of the Benefits Administration Board.

     The Plan's assets are held in trust by Vanguard Fiduciary Trust Company ("VFTC").

     An affiliate of VFTC and Friess Associates manage the Plan's assets.

     The Company pays the Plan's administrative expenses.

     Eligibility -


     Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.


     Vesting -

     A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or five years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested. After two years but less than three years of participation, 67% of the Company's contribution becomes vested. After three years of participation or three years of service, 100% of the Company's contribution becomes vested.

     Contributions -

     A participant designates between 2% and 25% of his or her base salary plus overtime, which is withheld from the participant's payroll check, to be invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

     No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. A participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 2002 amounted to $11,000.


     Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions. In 2002, participants over 50 years of age could contribute $11,500.


     Forfeitures -

     If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to a participant's account are used to reduce the Company's contribution. In 2002, the Company's contribution was reduced by $55,000 because of such forfeitures. At December 31, 2002, $16,287 of forfeitures were available to reduce future Company contributions versus $18,036 at December 31, 2001.

     Investment of Contributions -

     A participant can invest his or her contribution and the Company's contribution in 1% multiples among any combination of ten available investment options which include a choice of nine mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25%. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

     A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options daily.

     Investment Options -

     Funds in which contributions can be invested, as well as each fund's investment objective, are described below.

- the Vanguard Indexed 500 Fund seeks long-term growth of capital and income from dividends by investing in all 500 stocks that comprise the S & P 500 index

- the Vanguard Wellington Fund invests in a diversified and balanced portfolio of bonds and common stocks, seeking income and long-term growth of capital without undue risk

-    the  Brandywine  Fund  seeks  long-term  capital  appreciation.  It invests
     primarily  in  the  stocks  of  companies   that  have  proven  records  of
     profitability and strong earnings momentum

- the Vanguard Explorer Fund, seeking long-term growth of capital, invests primarily in common stocks of small capitalization companies with prospects for above-average growth

- the Vanguard Federal Money Market Fund seeks to maintain a stable share price and a high level of income by investing in short-term securities issued by the U. S. Government and its agencies

- the Vanguard Total Bond Market Index Fund seeks a high level of interest income by investing in a large sampling of bonds that match the key characteristics of the Lehman Brothers Aggregate Bond index

- the Vanguard International Equity Fund invests primarily in the stocks of established non-U. S. issuers in order to achieve long-term growth of capital

- the Vanguard Windsor II Fund invests in the common stocks of a diversified group of out-of-favor stocks of large-capitalization large companies seeking long-term growth of capital and income from dividends

- the Vanguard Morgan Growth seeks long-term growth of capital investing primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles

- the Wiley Stock Fund invests solely in the Class A Common Stock of the Company. It seeks long-term growth of capital through increases in the value of stock and the reinvestment of its dividends.

     Payment of Benefits -

     Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

     Termination of Employment -

     Upon termination of employment, a participant has the option of receiving an immediate or deferred lump sum, in installments, or by directly rolling it over into an individual retirement account or another qualified plan. If the participant's balance is at least $5,000, it may be left in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

     Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

     Participant Loans -


     Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans currently outstanding range from 3.32% to 10.0% per annum. The length of such loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.


(2)  Summary of Significant Accounting Policies:

     Method of Accounting -

       The books and records of the Plan are maintained on an accrual basis.

     Use of Estimates -

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition -

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The
     Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

                                      - 8 -

     Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

     Payment of Benefits -

     Benefits are recorded when paid.

(3)  Fair Value of Investments:

     The fair values of investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and December 31, 2001, are as follows:

                                                                      2002                 2001
                                                                      ----                 ----


                Vanguard Wellington Fund                           $18,200,894         $18,785,406
                Vanguard Indexed 500 Fund                           14,256,647          17,861,542
                Vanguard Federal Money Market Fund                   8,754,628           6,935,241
                Vanguard Total Bond Market Index Fund                8,536,838           6,399,261
                Vanguard Explorer Fund                               6,966,814           9,016,515
                Brandywine Fund                                      6,848,287           8,700,247
                Wiley Stock Fund                                     5,321,080           4,804,954

     During 2002, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $11,182,084. This consisted of depreciation of $11,399,812 by the mutual funds and appreciation of $217,728 by the Wiley stock fund.

(4)  Tax Status:

     In June of 2002, the Company received a favorable determination letter from the IRS indicating that the Plan and related trust are designed in accordance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since the determination letter was originally filed with the IRS. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Related Party Transactions:

     Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

                                      - 9 -

                 John Wiley & Sons, Inc. Employees' Savings Plan
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002

EIN:13-5593032
Plan Number: 002


     (a)          (b) (c) (e) Identity of Issue Description Current Value

     *   Vanguard Wellington Fund               Registered Investment Company          $18,200,894
     *   Vanguard Indexed 500 Fund              Registered Investment Company           14,256,647
     *   Vanguard Explorer Fund                 Registered Investment Company            6,966,814
     *   Brandywine Fund                        Registered Investment Company            6,848,287
     *   Vanguard Federal Money Market Fund     Registered Investment Company            8,754,628
     *   Vanguard Total Bond Market Index Fund  Registered Investment Company            8,536,838
     *   Wiley Stock Fund                       Company Stock Fund                       5,321,080
     *   Vanguard International Equity Fund     Registered Investment Company            2,584,321
     *   Vanguard Windsor II Fund               Registered Investment Company            1,876,598
     *   Vanguard Morgan Growth Fund            Registered Investment Company              416,180
     *   Participant Loans                      Rates of Interest - 3.32%-10.0%          1,510,735
                                                                                        ----------

         Total Investments                                                              75,273,022
                                                                                        ----------



* - Indicates a party - in - interest

See Independent Auditors' Report

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             John Wiley & Sons, Inc.
                             Employees' Savings Plan
                                  (Registrant)


                           By: /s/ Walter J. Conklin
                                Walter J. Conklin
                          Vice President and Treasurer
                      Benefits Administration Board Member

Exhibit 23


                    Consent of Independent Public Accountants


To The Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan:


We consent to the incorporation by reference in the Registration Statement Nos. 333-93691, 33-60268, 2-65296, 2-95104, 33-29372, and 33-62605 of John Wiley &
Sons, Inc. of our report dated June 20, 2003 with respect to the statement of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, and related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of John Wiley & Sons, Inc.


/S/ KPMG LLP

New York, New York
June 25, 2003

Exhibit 99.1


CERTIFICATION PURSUANT TO
U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") Employee's Savings Plan (the "Plan"), on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Pesce, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (as amended), as applicable; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ William J. Pesce
    William J. Pesce
President and
Chief Executive Officer

Dated:  June 20, 2003

 Exhibit 99.2


CERTIFICATION PURSUANT TO
18 .S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") Employee's Savings Plan (the "Plan"), on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Pesce, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (as amended), as applicable; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ Ellis E. Cousens
    Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated:  June 20, 2003